

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

September 28, 2007

By U.S. Mail

Mr. Peter B. Oleksiak
Controller
DTE Energy Company
2000 2nd Avenue
Detroit, Michigan 48226

> **Re: DTE Energy Company**
> **Form 10-K for the year ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 1-11607**

Dear Mr. Oleksiak:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Michael Moran
Branch Chief Accountant